Exhibit 99.51

Collective Mining Publishes its 2022 ESG Report and Achieves Carbon Neutrality

Toronto, Ontario, August 23, 2023 - Collective Mining Ltd. (TSXV: CNL, OTCQX: CNLMF) (“Collective” or the “Company”) is pleased to announce it has published its 2022 Sustainability Report, which contains a clear and comprehensive account of the Company’s performance in social, environmental, health & safety and governance matters within its area of operations. In addition, Collective has become carbon neutral in 2022 for the first time due to the purchase of carbon credits from the Delfines Cupica Redd+ project. Focused in the department of Chocó, the Delfines Cupica Redd+ initiative is led by ethnic communities of the Chocó region and plays a key role in the conservation of more than 103,000 hectares of tropical forests which benefits approximately 7,000 people.

Collective’s ESG Report highlights several achievements in 2022 including:

●	Over $180,000 of social investment in projects for the communities such as the construction of a water utilities facility benefitting approximately 900 people, the construction of rural roads and various agricultural initiatives consisting of training and the replacement of more than 200,000 coffee plants. These projects represented more than $400,000 in total investment when combined with our strategic partners.

●	In order to improve the conservation of water sources for the communal water utilities, 1,900 trees were planted in our area of operation which covers approximately five hectares of land.

●	With 28% of the Company’s employees being female, the Company continues advancing towards its goal of ultimately becoming gender neutral. By way of comparison, according to the Departamento Administrativo Nacional de Estadísticas - DANE (National Statistics Administrative Department) 17% of the Colombian mining industry is currently represented by females.

●	A material reduction of the Company’s Total Recordable Injury Frequency Rate (TRIFR) from 5.3 in 2021 to 0.96 in 2022. The Company remains focused on improving its health & safety culture.

Omar Ossma, President and CEO of Collective Mining stated: “Our results in 2022 demonstrate Collective Mining’s strong commitment to sound ESG principles. Our operating model of aligning exploration activities hand-in-hand with a robust ESG program continues to pay dividends for our stakeholders as we advance our Guayabales and San Antonio projects. We are committed to continue operating with transparency, respect and responsibility towards our stakeholders. We would like to extend our special appreciation to our strategic allies for their commitment to implementing community-based programs including, but not limited to, the Committee of Coffee Growers in Caldas, the mayor’s offices of Supía, Marmato and Pácora and the Governor’s Office for the Department of Caldas. We commit to continuing to contribute to the construction of a responsible and prosperous future for the region.”

The report is available on the Company’s website at www.collectivemining.com under ESG.

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com.

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective Mining is a copper, silver, and gold exploration company with projects in Caldas, Colombia. The Company has options to acquire 100% interests in two projects located directly within an established mining camp with ten fully permitted and operating mines.

The Company’s flagship project, Guayabales, is anchored by the Apollo target, which hosts the large-scale, bulk-tonnage and high-grade copper-silver-gold Apollo porphyry system. The Company’s near-term objective is to drill the shallow portion of the porphyry system, continue to expand the overall dimensions of the system, which remains open in most directions and test newly generated grassroots targets.

Management, insiders and close family and friends own nearly 45% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on the TSXV under the trading symbol “CNL” and on the OTCQX under the trading symbol “CNLMF”.

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski73) and Collective Mining (@CollectiveMini1) on Twitter

Investors and Media

Paul Begin, Chief Financial Officer

p.begin@collectivemining.com

+1 (416) 451-2727

FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking statements. Wherever possible, words such as “may”, “will”, “should”, “could”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict” or “potential” or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. These statements reflect management’s current beliefs and are based on information currently available to management as at the date hereof.

Forward-looking statements involve significant risk, uncertainties, and assumptions. Many factors could cause actual results, performance, or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this news release are based upon what management believes to be reasonable assumptions, Collective cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this news release, and Collective assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this news release.